

Report of Independent Registered Public Accounting Firm

To the Member
Kittle Capital Markets, LLC

We have audited the accompanying statement of financial condition of Kittle Capital Markets, LLC as of December 31, 2015, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of Kittle Capital Markets, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kittle Capital Markets, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained on pages 10 and 11 has been subjected to audit procedures performed in conjunction with the audit of Kittle Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Kittle Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained on pages 10 and 11 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
February 23, 2016

Katz, Sapper & Miller, LLP
Certified Public Accountants

800 East 96th Street, Suite 500
Indianapolis, IN 46240

Tel 317.580.2000
Web ksmcpa.com

An Affiliate of
KSM Business Services, Inc.